

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 21, 2007

By U.S. mail and facsimile to (281) 821-2995

Mr. James H. Allen, Jr.
Chief Financial Officer
Sterling Construction Company, Inc.
20810 Fernbush Lane
Houston, TX 77073

>   **RE: Sterling Construction Company, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed March 16, 2007**
>   **Form 10-Q for the quarter ended September 30, 2007**
>   **Form 8-K filed November 1, 2007**
>   **File No. 1-31993**

Dear Mr. Allen:

We have reviewed your response letter dated November 9, 2007 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable. In some of our comments, we may ask you to provide
us with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended September 30, 2007

7. Discontinued operations, page 9

1. You state that you retained an account receivable and recorded liabilities related
    to the right of the purchaser to request payment for certain inventory not sold
    within a year and for legal claims which remained unresolved at the sale date. In
    future filings to the extent material, please disclose the amount of the account
    receivable and recorded liabilities. Confirm that you follow the provisions of
    SFAS 5 regarding the legal claims which remained unresolved at the sale date. If
    so, please ensure you comply with the required disclosures of paragraphs 8-10 of
    SFAS 5. Lastly, we note you state herein that you reported a gain equal to
    $444,000, net of taxes, as of the third quarter 2006. However, this amount
    appears to be the actual income from discontinued operations for that period. If
    so, please ensure future filings are revised accordingly to state the appropriate
    amount representing such gain or income from discontinued operations. If not,

then please explain to us how you determined that the total gain during 2006 from discontinued operations was $121,000, as disclosed on page F16 of the December 31, 2006 Form 10-K.

11. Subsequent Event, page 12

2. Please revise future filings to state the relationship between RHB LLC and Road and Highway Builders, Inc., and clarify to which entity you are referring when you state that you paid an aggregate purchase price for "RHB" of $53.0 million.

Form 8-K filed November 1, 2007

3. We note that you will provide the financial statements required by Item 9.01 by amendment to this Form 8-K on or before January 16, 2008. Please tell us how you have determined that January 16, 2008, is the correct date. In this regard, we note Item 9.01(a)(4) of Form 8-K which indicates that such filing should be made not later than 71 calendar days from the date of the initial report.

4. We note that Exhibits 99.1 and 99.2 contain the non-GAAP measure EBITDA, and that you have provided a reconciliation of EBITDA to net income. However, when presenting such a measure, additional disclosures are required. In this regard, please revise future filings to disclose the following:

- the economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, available at www.sec.gov.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief